[Blackboard letterhead]
July 31, 2006
BY EDGAR AND HAND DELIVERY
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Room 4561
Washington, D.C. 20549
Re:	Blackboard Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 15, 2006 Form 8-Ks Filed March 13, 2006 and June 22, 2006 File no. 0-50748
Dear Ms. Collins:
On behalf of Blackboard Inc. (“Blackboard” or the “Company”), this letter responds to the comments in your letter dated July 24, 2006 to Michael Chasen, the CEO of Blackboard, related to your review of the Company’s SEC filings.
Form 10-Q for the Quarterly Period Ended March 31, 2006
Consolidated Statements of Operations, page 2
1.	We note from your Consolidated Statement of Operations that cost of product revenues, excludes amortization of acquired technology. Considering amortization of intangibles increased significantly in the current quarter and will increase significantly in future periods (as disclosed in Note 6), due to intangibles recorded in connection with the WebCT acquisition, and the impacts of this increased amortization on gross margins tell us how you considered classifying amortization in Cost of Revenues. In your response identify the intangibles that are amortized and the function to which they most closely relate. Further tell us how you considered the question 17 of SFAS 86 Implementation Guidance in determining classification of amortization and how you considered discussing the impact of amortization on gross margins in MD&A.

RESPONSE:
Historically we have disclosed in the statement of operations that cost of product revenues excludes the amortization of acquired technology. We agree that as a result of the WebCT acquisition amortization related to acquired technology will increase significantly in future quarters. Accordingly, we will prospectively include the dollar amount of the excluded acquired technology amortization in the parenthetical disclosure related to cost of product revenues on the face of the statement of operations, beginning in our Form 10-Q for the period ended June 30, 2006. The remaining amortization included in our statement of operations relates to acquired customer relationships.
In considering question 17 of SFAS 86 and the increased materiality of the amortization of intangibles related to the WebCT acquisition on future quarters, we will prospectively include the impact of amortization expense from acquired technology in our MD&A discussion of cost of product revenues as a percentage of product revenues, beginning in our Form 10-Q for the period ended June 30, 2006.
Form 8-K Filed March 13, 2006, May 8, 2006 and June 22, 2006
2.	We note your use of non-GAAP measures in the Form 8-Ks noted above which excludes a number of recurring items. We further note that you identify these items as “cash net income or cash net income per common share-diluted” rather than clearly identify them as “non-GAAP net income and non-GAAP income per common-share diluted.” Please revise for future filing. Also, tell us how you considered Question 8 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP net income per common share-diluted):
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number o recurring items, especially since the measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.
RESPONSE:
We will identify cash net income and cash net income per share as “non-GAAP cash net income” and “non-GAAP cash net income per share” in future filings.
We have considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believe that the use of non-GAAP cash net income and non-GAAP cash net income per share are appropriate.
We report non-GAAP cash net income and non-GAAP cash net income per share, which are non-GAAP financial measures. Management believes that both measures, which exclude amortization of acquired intangibles, stock-based compensation expense, and the associated tax impact, provide additional useful information to investors regarding the Company’s ongoing financial condition and results of operations. We believe that these adjusted financial measures provide meaningful information regarding aspects of current operating performance which can be effectively managed. In addition, our internal reporting, including information provided to the Company’s Audit Committee and Board of Directors, contains non-GAAP cash net income and non-GAAP cash net income per share. We have also adopted internal compensation metrics that are determined on a basis that excludes amortization of acquired intangibles, stock-based compensation expense, and the associated tax impact.
We believe that the reporting of non-GAAP cash net income and non-GAAP cash net income per share facilitates investors’ understanding of the Company’s historic operating trends by providing additional measures for consideration and a basis for comparisons to prior periods. Since we have historically reported these non-GAAP results to the investment community, management also believes the inclusion of non-GAAP cash net income and non-GAAP cash net income per share provides consistency in its financial reporting. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. We compensate for these limitations by providing full disclosure of each non-GAAP financial measure and a reconciliation to the most directly comparable GAAP financial measure which investors can use to appropriately consider each financial measure determined under GAAP as well as on the adjusted non-GAAP basis.
We will expand our disclosure in all future filings to be consistent with the paragraphs above. In addition, we will clarify in future filings the use of the term “pro forma provision for income taxes” in the reconciliation between the GAAP and non-GAAP financial measures and will instead use the term “adjusted provision for income taxes” and provide footnote disclosure consistent with our previous disclosure.

Please do not hesitate to contact me should you have any questions.

Thank you,
/s/ Matthew Small

Matthew Small SVP & General Counsel

cc:	Tom Ferraro Kari Jin Securities and Exchange Commission